October 23, 2023

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re: Oxus Acquisition Corp.

Registration Statement on Form S-4

Filed August 14, 2023

File No. 333-273967

Dear Mr. Fullem:

On behalf of Oxus Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 (File No. 333-273967) (the “Registration Statement”). An electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated September 11, 2023, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-4 filed August 14, 2023

General

1. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages xvi, 5 and 6 of the Amended Registration Statement.

2. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised pages 36 and 37 of the Registration Statement to clarify that no additional consideration was provided to holders of Founders Shares in exchange for such holders waiving their redemption rights with respect to their Founder Shares and any acquired Public Shares.

3. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages xvii and xviii of the Amended Registration Statement.

4. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages xxv and 60 of the Amended Registration Statement.

5. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the Amended Registration Statement.

6. We note that the SPAC IPO underwriters performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to the SPAC IPO underwriters that are contingent on completion of the business combination.

Response: In response to Staff’s comment, the Company has revised its disclosures on pages xxiii, 7 and 97 of the Amended Registration Statement.

7. Please disclose if you have arrangements to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

Response: In response to the Staff’s comments, the Company hereby confirms that, although the Business Combination Agreement permits certain additional financing, including New Investor Convertible Notes, which have already been issued, there are currently no arrangements to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. The Company also notes that the key terms of the New Investor Convertible Notes and the potential impact of those securities on non-redeeming shareholders are disclosed in the Registration Statement. The Company has revised its disclosure on page 36 of the Amended Registration Statement to disclose the risks associated with the Company’s potential sale of additional securities to raise funds to satisfy the minimum cash requirement.

8. Please tell us, with a view to disclosure, whether you have received notice from the underwriters or any other firm engaged in connection with the SPAC’s initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the SPAC’s initial public offering.

Response: In response to the Staff’s comments, the Company hereby confirms that it has not received notice from the underwriters or any other firm engaged in connection with the Company’s IPO about ceasing involvement in the transaction.

9. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 16, 26, 45 and 181 of the Amended Registration Statement.

10. We note that the majority of your directors and officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in Oakville, Ontario, or other locations. Please identify each officer and/or director located in Oakville, Ontario, or other locations and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 17, 52, and 205 of the Amended Registration Statement.

11. We note your disclosure that on October 21, 2022 and November 14, 2022, Borealis and the sponsor entered into note purchase agreements. Please revise the related person transaction section to include these agreements.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 213 of the Amended Registration Statement.

12. We note your disclosure that the combined company by-laws will contain an exclusive forum provision. Please revise to include the risks associated with the provision. Disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comments, the Company hereby confirms that the final version of the New Borealis By-laws will not contain an exclusive forum provision. The Company has revised its disclosures on pages 17 and 157 of the Amended Registration Statement accordingly.

13. We note that you are registering the shares of common stock underlying the New Investor Convertible Notes. Please provide your analysis as to why registering the primary issuance of these shares is appropriate.

Response: The shares of common stock underlying the New Investor Convertible Notes should be treated the same as the other shares of New Borealis that will be issued to former Borealis securityholders pursuant to the terms of Plan of Arrangement. The common shares that will be issued under the Plan of Arrangement (i.e.: , (i) shares of "old Borealis" issuable upon conversion of the existing Company Convertible Instruments; (ii) New Oxus Common Shares issued to current Borealis Shareholders as a result of the Company Amalgamation; and (iii) New Borealis Common Shares issuable upon the conversion of the New Investor Convertible Notes) should all be treated the same from a registration perspective since they all will be subject to the Plan of Arrangement. As a result of the various steps in the Plan of Arrangement, all current Oxus Shareholders, all current Borealis Shareholders, all current Borealis Optionholders and the holders of the Company Convertible Instruments and the New Investor Convertible Notes will ultimately hold New Borealis Common Shares following completion of the Plan of Arrangement. The multiple conversions, exercises and issuances will be given effect to pursuant to Section 2.3(e) of the Plan of Arrangement and the New Borealis Common Shares issuable pursuant thereto should be treated similarly for registration purposes. The disclosure in footnote three in the Filing Fee Table of the Registration Statement filed as Exhibit 107 of the Amended Registration Statement describes the registration of the shares being issued to the securityholders of Borealis. The disclosure in footnote three in the Filing Fee Table of the Registration Statement filed as Exhibit 107 of the Amended Registration Statement describes the registration of the shares being issued to the current securityholders of Borealis as a result of the various steps in the Plan of Arrangement.

Questions and Answers About the Business Combination

May Oxus, the Sponsor or Oxus’ directors, officers or advisors..., page xvii

14. We note the disclosure on page xvii that the SPAC sponsor/affiliate “may” purchase SPAC securities through privately negotiated transactions and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: In response to the Staff’s comments, the Company hereby acknowledges the requirements set forth in Tender Offer Rules and Schedules Compliance and Disclosure Interpretations Question 166.01 and advises the Staff that on pages xviii, 97 and 98 of the Registration Statement, the Company has disclosed that any privately negotiated purchases of public shares will not be effected at purchase prices that are in excess of the per-share pro rata portion of the trust account and that any public shares and warrants purchased in the open market by Sponsor, the Company’s directors, officers, advisors and their affiliates will not be voted in favor of the Business Combination or the other Proposals.

Summary of the Proxy Statement/ Prospectus Risk

Factors, page 13

15. We note your summary of the risk factors here. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 17 of the Amended Registration Statement to conform to the applicable requirements.

Other Non-GAAP Measures, page 20

16. We note your presentation of gross revenue throughout your filing which is not a measure under GAAP. Please remove as this presentation appears to represent a tailored recognition and measurement method. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 19 of the Amended Registration Statement to remove the presentation of gross revenue.

17. We note your non-GAAP measure of Adj. EBITDA (non-GAAP basis) which includes reconciling items that appear to be normal, recurring cash operating expenses necessary to operate your business. Please remove these items throughout your filing or tell us how each reconciling item complies with Question 100.01 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 19, 102, 103, and 187 of the Registration Statement.

Risks Related to Borealis’ Business

Borealis has a limited operating history which makes it difficult..., page 28

18. We note your risk factor indicating that inflation could affect certain pricing, product, or marketing decisions. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 25 of the Amended Registration Statement.

Borealis runs the risk of crop failures largely dependent..., page 30

19. We note your risk factor that your supply chain may be impacted by COVID-19 or the outbreak of hostilities or war. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 27 of the Amended Registration Statement.

Borealis’ dependence on suppliers may materially adversely affect..., page 32

20. We note that you rely on Puris Food for the pea protein used for your ramen products. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 30 of the Amended Registration Statement.

Manufacturing and production forecasts are based on multiple assumptions..., page 32

21. We note you derived 72% of your revenue from two customers. To the extent you are substantially dependent on contracts with these customers, please describe the material terms of such contracts and file the contracts as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on such contracts, please provide us with an analysis to explain your basis.

Response: In response to the Staff’s comments, the Company has included, as Exhibits 10.24 and 10.25 to the Amended Registration Statement, the agreements with Borealis’ two principal customers – Walmart Inc. (“Walmart”) and Costco Wholesale Corporation (“Costco”) and has revised its disclosures on pages 174 and 175 of the Amended Registration Statements to describe material terms of such contracts.

Unaudited Pro Forma Condensed Combined Financial Information, page 63

22. We note that your unaudited pro forma condensed combined financial statements are provided to aid in the analysis of the financial aspects of the business combination and adjustments for the material event. Please note that your unaudited financial information should be prepared with all adjustments in accordance with Article 11 of Regulation S-X. Please revise your unaudited Pro Forma Financial information in accordance with Article 11 of Regulation S-X. Revise your disclosure that your pro forma information is complying with Article 11 of Regulation S-X, if true.

In response to the Staff’s comments, the Company has revised the disclosures on pages 63-66 of Amended Registration Statement to clarify that the pro forma information complies with Article 11 of Regulation S-X.

23. Based on the table on page 64, the Oxus Public Shareholders will have 8.7% of the new company’s stock, assuming no redemption. On the cover page of this registration statement, you disclosed that the Oxus Public Shareholders will have 9.4%. Please revise to reconcile the difference. This comment applies to all your disclosures related to the ownership before and after the proposed business combination.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page, pages xi, xv, xvii, 5-7, 11, 49 and 62 of the Amended Registration Statement to clarify that Oxus Public Shareholders will have 8.7% ownership of the New Borealis Common Shares.

24. We note that you present the pro forma information assuming no redemptions and contractual maximum redemption. Please revise your pro forma information and similar disclosures throughout your filing to also include maximum redemption scenarios and consider renaming the contractual maximum redemption to maximum redemptions allowed to close scenario or something similar. Lastly, revise your disclosures throughout to clearly define and separately discuss the maximum redemptions scenario and the allowed to close redemptions scenario.

In response to the Staff’s comments, the Company has revised the pro forma information and similar disclosures throughout the Amended Registration Statement to include three redemption scenarios including “Assuming No Redemption,” “50% Redemptions” and “100% Redemptions.” Each scenario is defined and separately discussed on the cover page of the Amended Registration Statement.

The Business Combination Transaction
Timeline, page 81

25. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, valuation, structure, consideration, proposals and counter-proposals, and the minimum cash amount. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 79 and 80 of the Amended Registration Statement.

26. We note your disclosure that form August 30, 2022 to October 24, 2022, there were numerous back-and-forth discussions regarding the valuation. Please elaborate on the negotiation of the valuation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 79 and 80 of the Amended Registration Statement.

Interests of Oxus’ Directors and Officers in the Business Combination, page 96

27. Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages xvii, xviii, 6, 95 and 96 of the Amended Registration Statement.

28. We note your disclosure regarding the interests of Oxus’ directors and officers in the business combination. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on xvii, xviii, 6, 94, 95 and 96 of the Amended Registration Statement.

29. We note your disclosure of the beneficial ownership of the sponsor and certain directors based on recent trading prices. Disclose the approximate dollar value of the interest held by the sponsor based on the transaction value and recent trading prices as compared to the price paid.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages xvii, xviii, 6, 94, 95 and 96 of the Amended Registration Statement.

Financial Projections for Borealis, page 100

30. We note the financial projections for 2023 and 2024. Please disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable.

Response: In response to the Staff’s comments, the Company hereby confirms, on behalf of Borealis, that Borealis’ financial projections for 2023 and 2024 are not in line with historic operating trends. The Company also has revised its disclosures on pages 99, 100, 101, 102, 103, and 104 of the Registration Statement.

Information About Borealis Overview,

31. We note your disclosure that the global ramen market was estimated at $54.6 billion in 2022. Please disclose the basis for this statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 171 of the Amended Registration Statement.

Growth Strategy, page 171

32. We note you plan to further expand to Europe in the third quarter of 2023. In your next amendment, please update the status of your expansion efforts.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 172 and 173 of the Amended Registration Statement.

Supply Chain Sourcing and Suppliers, page 173

33. We note your disclosure that as of March 31, 2023, Borealis believes it has an adequate supply for at least 12 weeks. Please update this disclosure in your next amendment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 176 of the Amended Registration Statement.

Financial Statements, page F-1

34. Please update the financial statements of Borealis Foods Inc. and Oxus Acquisition Corp in accordance with Rule 8-08 of Regulation S-X.

Response: In response to the Staff’s comments, the Company hereby confirms that the financial statements of Borealis Foods Inc. and Oxus Acquisition Corp. have been updated in accordance with Rule 8-08 of Regulation S-X.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc:	Kanat Mynzhanov, Chief Executive Officer, Oxus Acquisition Corp.